Exhibit 99.1

NR 23-01

GOLD RESERVE GRANTED CONDITIONAL WRIT OF ATTACHMENT FROM U.S. DELAWARE COURT REGARDING SHARES IN CITGO’S HOLDING COMPANY

SPOKANE, WASHINGTON, APRIL 4, 2023

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) ("Gold Reserve" or the "Company") is pleased to announce that it was granted a conditional writ of attachment fieri facias from the U.S. District Court of Delaware (the Delaware Court) regarding the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp.

This order furthers the decision of the Delaware Court in January 2023 that Gold Reserve’s request for an attachment writ be treated the same as that of certain Other Creditors (as detailed in the applicable court documents of the Delaware Court) of the Bolivarian Republic of Venezuela (the Republic of Venezuela). On March 23, 2023, the Delaware Court granted the Other Creditors conditional writs of attachment regarding the shares of PDVH on the basis that Petroleos de Venezuela, S.A. (also known as PDVSA), the holding company of PDVH, is the alter ego of the Republic of Venezuela, and therefore its property is subject to attachment and execution by judgement creditors of the Republic of Venezuela.

The writ of attachment is conditional and will not be effective unless and until the U.S. Office of Foreign Assets Control (also known as OFAC) has authorized transactions in the PDVH shares. On the March 30, 2023 hearings, the Delaware Court stated that OFAC expected to provide a status report to the court-appointed Special Master overseeing the potential sale of the PDVH shares.  Thereafter, the Special Master is to file a status report on April 30, 2023, to update the Delaware Court on OFAC’s position.

The Delaware Court directed the Company, and the Other Creditors, to file a joint status report seven days after the Special Master’s status report, and to include a proposed briefing schedule for including additional judgements, such as the Company’s, in the existing sales process for the PDVH shares. The Company and the Other Creditors need to individually attempt to add their judgements to the existing sales process and abide by the Delaware Court’s terms related to the process.

PDVSA stated that it would oppose the inclusion of any additional judgements in the existing sales process and appeal the decision of the Delaware Court to grant the Company, and the Other Creditors, the conditional writs of attachment fieri facias. It is expected that the resolution of such appeal would take between six to eighteen months, with no assurances as to timing or outcome.

The conditional writ of attachment provides Gold Reserve the opportunity to potentially enforce its September 2014 arbitral award and corresponding November 2015 U.S. judgement by participating in the potential sale of the PDVH shares. The amount of Gold Reserve’s award and judgement is approximately U.S.$990 million, inclusive of interest. Further information regarding the award and judgement can be found in the Company’s most recent interim financial statements for the period ended September 30, 2022 and the Company’s annual information form for the year ended December 31, 2021. These documents can be found under the Company’s profile on SEDAR at www.sedar.com.

If OFAC authorizes the transactions in the PDVH shares, the Delaware court bailiff will serve the Company’s writ of attachment fieri facias (and the writs of the Other Creditors), and thereafter the attachment would be effective.

Rockne J. Timm, CEO stated, “Today’s announcement is a confirmation of our rigorous ongoing efforts to take steps in various jurisdictions to collect U.S. $990 million including interest, owed by the government of Venezuela. Currently, we have judgements in multiple jurisdictions confirming our arbitration award and we have succeeded in attaching funds in another jurisdiction.  Also, the Company remains open, in compliance with applicable U.S. and Canadian Sanctions, to resolving these matters outside of our various legal cases and potential new arbitration with respect to the collection of amounts owed and the restoration of Siembra Minera’s mining rights.”

Further information on PDVH and CITGO Petroleum Corp.

PDVH is the indirect parent company of CITGO Petroleum Corp. Based on public disclosure, CITGO Petroleum Corp. operates three refineries in the U.S, and wholly and/or jointly owns 38 active terminals, six pipelines and three lubricants blending and packaging plants. CITGO Petroleum Corp. ranks itself as the fifth-largest independent refiner in the U.S. with approximately 3,300 employees and a combined crude capacity of approximately 769,000 barrels-per-day (bpd).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the conditionality of the writ of attachment fieri facias granted to Gold Reserve, if and when OFAC, and any terms upon which it, authorizes the issuance and service of such writ or removes the prohibition and sanctions currently in place that prevent transactions in the PDVH shares, that PDVSA will oppose the inclusion of any additional judgements in the existing sales process and appeal the Delaware Court’s decision to grant the conditional writs of attachment fieri facias, including the potential time and cost associated with such appeal and whether PDVSA will be successful, that the Company will be granted such order from the Delaware Court such that the Company can formally participate in any sales process of the PDVH shares, the timing set for various reports will not be met, the ability to otherwise participate in the potential sales process in connection with the PDVH shares (and related costs associated therewith), the amount, if any, of proceeds associated therewith; the competing claims of certain creditors, the Other Creditors and the Company, and the proceeds from the sale of the PDVH shares may not be sufficient to satisfy the amounts outstanding under the September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2021 and other reports that have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2021 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634